Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-252354) and related Prospectus of Verizon Communications Inc. (“Verizon”) for the registration of $1,147,439,000 aggregate principal amount of 1.680% Notes due 2030 and $4,499,992,000 aggregate principal amount of 2.987% Notes due 2056, and to the incorporation by reference therein of our reports dated February 25, 2021, with respect to the consolidated financial statements of Verizon, and the effectiveness of internal control over financial reporting of Verizon, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

New York, New York

March 30, 2021